SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2020

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

BRASKEM S.A.

Corporate Taxpayer ID (CNPJ): 42.150.391/0001-70

Company Registry (NIRE): 29.300.006.939

Publicly Held Company

MATERIAL FACT

Braskem S.A. (“Braskem” or “Company”), in compliance with CVM Instruction 358/02 and in connection with the Material Fact notice dated November 14, 2019, hereby informs that it executed, on January 3, 2020, an agreement with the Alagoas State Public Defender’s Office (DPE), the Federal Prosecution Office (MPF), the Alagoas State Prosecution Office (MPE) and the Federal Public Defender’s Office (DPU) to support the relocation and indemnification of residents of the areas at risk located in the districts of Mutange, Bom Parto, Pinheiro and Bebedouro of Maceió, Alagoas, as established in the agreement, which will be submitted to judicial ratification. The Company preliminarily estimates that the support for relocation established in the agreement and on areas announced previously by the Company involve approximately 17,000 people (“Financial Compensation and Support for Relocation Program”).

In this regard, and to the best of its knowledge, the Company estimates the amounts to be recognized as provisions at approximately (i) R$1.7 billion for the implementation of the Financial Compensation and Support for Relocation Program; and (ii) R$1 billion for the actions required to close its salt wells. Said provisions will be disbursed over the coming years and may be changed based on new developments.

Furthermore, the DPE, MPF, MPE and DPU agreed (i) to release the approximately R$3.7 billion in cash of the Company that previously had been frozen, of which R$1.7 billion will be transferred to a bank account of Braskem specifically for funding the Financial Compensation and Support for Relocation Program that must maintain at minimum working capital of R$100 million, subject to verification by an external auditor; and (ii) to the substitution of the surety bonds already presented by Braskem to the Courts in the approximate amount of R$6.4 billion by two new surety bonds in the approximate amount of R$3 billion, to guarantee the Public-Interest Civil Action filed by the DPE and by the MPE and the Public-Interest Civil Action filed by the MPF.

For more information, contact Braskem’s Investor Relations Department by calling +55 (11) 3576-9531 or sending an e-mail to braskem-ri@braskem.com.br.

São Paulo, January 3, 2020

Pedro van Langendonck Teixeira de Freitas

Chief Financial and Investor Relations Officer

Braskem S.A.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 3, 2020
BRASKEM S.A.

By:	/s/ Pedro van Langendonck Teixeira de Freitas

	Name:	Pedro van Langendonck Teixeira de Freitas
	Title:	Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.